FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 20, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 20, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports completion of the non-brokered private placement and entered into a Royalty Option Agreement with Franco-Nevada Corporation as previously announced on July 18, 2008.

Item 5.	Full Description of Material Change

The Issuer reports that it has completed its previously announced non-brokered private placement. The Issuer issued 1,500,000 common shares at a price of $1.70 per common share to Franco-Nevada Corporation (“Franco-Nevada”) (TSX: FNV) for gross proceeds of $2,550,000. Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years. The common shares issued pursuant to the private placement are subject to a hold period expiring December 20, 2008.

The Issuer has also entered into the previously announced Royalty Option Agreement (the “Agreement”) with Franco-Nevada. Under the terms of the Agreement, Franco-Nevada has the option to purchase a perpetual royalty on 100% of the gold and silver produced from the Issuer’s El Tambo and surrounding land package covering approximately 152 square kilometres along the southern extension of Aurelian Gold’s Fruta del Norte structural trend as it enters Peru. The material terms of the Agreement are described in the Issuer’s news release dated July 18, 2008.

The El Tambo target area hosts a number of high-grade intermediate sulfidation veins and breccia zones as outlined in the Issuer’s July 30, 2008 news release which reported: “The results range from barren rock to 52 g/t gold.  35 samples of obviously mineralized structures and veins range from anomalous to 52 g/t gold and average 16.38 g/t gold and 83 g/t silver”.  The El Tambo project is immediately east from the Chinapintza district in Ecuador which hosts high-grade gold veins associated with a porphyry system.  The Issuer will be initiating a detailed airborne geophysical survey over the El Tambo area next month to augment its ongoing surface sampling program.  Data from this phase of exploration will be used to define future drill targets within this very large hydrothermal gold system.

EurGeol Dr. Mark D. Cruise, a director of the Issuer and a qualified person as defined by National Instrument 43-101, has supervised the preparation of any scientific and technical information contained in this material change report.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Anton J. Drescher, President

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

September 10, 2008